SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Mitel Networks Corporation

(Name of Company)

Common Shares, No Par Value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Paul Chiarelli

President

Wesley Clover International Corporation

390 March Road, Suite 110,

Ottawa, Ontario K2K 0G7

(613) 271-6305

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Dr. Terence H. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 168,662*
	8	SHARED VOTING POWER 7,623,600*
	9	SOLE DISPOSITIVE POWER 168,662*
	10	SHARED DISPOSITIVE POWER 7,623,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,792,262*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.
**	Based on 120,309,301 common shares, without par value (the “Common Shares”), of Mitel Networks Corporation (the “Company”) outstanding as of October 30, 2015 as reported in the Company’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2015.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Kanata Research Park Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,623,600*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,623,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,623,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5
**	Based on 120,309,301 Common Shares of the Company outstanding as of October 30, 2015 as reported in the Company’s Form 10-Q, filed with the SEC on November 5, 2015.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON 4293711 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,623,600*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,623,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,623,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 120,309,301 Common Shares of the Company outstanding as of October 30, 2015 as reported in the Company’s Form 10-Q, filed with the SEC on November 5, 2015.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Wesley Clover International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,623,600*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,623,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,623,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 120,309,301 Common Shares of the Company outstanding as of October 30, 2015 as reported in the Company’s Form 10-Q, filed with the SEC on November 5, 2015.

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of Dr. Terence H. Matthews (“Dr. Matthews”), Kanata Research Park Corporation (“Kanata”), Wesley Clover International Corporation (“WCIC”) and 4293711 Canada Inc. (“4293711 Canada” and, together with Dr. Matthews, WCIC and Kanata, the “Reporting Persons”), relating to the common shares, without par value (the “Common Shares”), of Mitel Networks Corporation, a corporation existing under the laws of Canada (the “Company”). This Amendment No. 8 amends and supplements the initial statement on Schedule 13D (the “Original 13D”), filed with the SEC on July 14, 2005 by Dr. Matthews, Wesley Clover Corporation (“WCC”) and Celtic Jet Tech Limited (“Celtic”), as amended and supplemented by Amendment No. 1 on Schedule 13D, filed with the SEC on May 5, 2006, Amendment No. 2 on Schedule 13D, filed with the SEC on September 27, 2006, Amendment No. 3, which was inadvertently labeled Amendment No. 2, on Schedule 13D, filed with the SEC on September 28, 2007, each of which was filed by Dr. Matthews, WCC and Celtic, Amendment No. 4, on Schedule 13D, filed with the SEC on July 7, 2010 by Dr. Matthews, WCC, WCIC and 4293711 Canada, Amendment No. 5 on Schedule 13D, filed with the SEC on November 20, 2013, by Dr. Matthews, Kanata, WCIC and 4293711 Canada, Amendment No. 6 on Schedule 13D, filed with the SEC on February 5, 2014 by Dr. Matthews, Kanata, WCIC and 4293711 Canada and Amendment No. 7 on Schedule 13D, filed with the SEC on June 3, 2014, by Dr. Matthews, Kanata, WCIC and 4293711 Canada.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

(a), (b), (c) and (f). The name, citizenship, present principal occupation or employment and business address of each current director of Kanata is set forth below. There has been no other change to the directors or officers of the Reporting Persons since the filing of Amendment No. 7 to Schedule 13D.

Directors of Kanata

Name	Citizenship	Present Occupation	Business Address
Terence H. Matthews	Canadian	Chairman (WCIC, Kanata, 4293711 Canada); Chairman of the Board of the Company	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Paul Chiarelli	Canadian	Chief Executive Officer (President of WCIC and 4293711 Canada)	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Donald Smith	Canadian	General Partner, WCIC	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

Karen Sparks	Canadian	Director, Wesley Clover Foundation	390 March Road, Suite 110, Ottawa, Ontario K2K 0G7

(d) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reason of the relationships among the Reporting Persons, WCIC, 4293711 Canada and Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Kanata. Dr. Matthews, WCIC, Kanata and 4293711 Canada may be regarded as a group for purposes of Rule 13d-5 under the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and supplemented as follows:

The following disclosure is based on 120,309,301 Common Shares outstanding as of October 30, 2015 as reported in the Company’s Form 10-Q filed with the SEC on November 5, 2015.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Dr. Matthews	7,792,262(2)(3)	6.5%
Kanata	7,623,600(3)	6.3%
4293711 Canada	7,623,600(3)	6.3%
WCIC	7,623,600(3)	6.3%

(1)	For purposes of computing Dr. Matthews’ percentage ownership, the number of outstanding Common Shares includes all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Amendment No. 8 pursuant to Rule 13d-3 under the Exchange Act.
(2)	Consists of: (i) currently exercisable options held by Dr. Matthews to purchase 145,361 Common Shares, at a weighted average exercise price of $6.74 per share, (ii) 10,000 vested restricted stock units, (iii) 13,301 Common Shares held by Dr. Matthews in his personal capacity, and (iv) 7,623,600 Common Shares held by Kanata.
(3)	Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 99.9% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of Kanata. Pursuant to Rule 13d-3 under the Exchange Act, each of Dr. Matthews, WCIC and 4293711 Canada may be deemed the beneficial owner of all of the Common Shares beneficially owned by Kanata.

(b) Dr. Matthews

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 145,361 Common Shares issuable upon exercise of options that are exercisable within 60 days.

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 10,000 vested restricted stock units.

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 13,301 Common Shares held in his personal capacity.

Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,623,600 Common Shares directly owned by WCC.

Kanata

Kanata has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,623,600 Common Shares.

Kanata does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

4293711 Canada

4293711 Canada has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,623,600 Common Shares.

4293711 Canada does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

WCIC

WCIC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,623,600 Common Shares.

WCIC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

To the knowledge of the Reporting Persons, none of the directors or executive officers of Kanata, WCIC and 4293711 Canada beneficially own any Common Shares of the Company, except for Dr. Matthews as reported in this Amendment No. 8 and Paul Chiarelli who owns 1,067 Common Shares.

(c) During the last 60 days, the Reporting Persons effected the transactions set forth in the chart below. Other than as otherwise reported in this Amendment No. 8, there were no transactions in the Common Shares affected by the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors or executive officers.

Reporting Person	Date of Transaction	Number of Common Shares Disposed	Price per Common Share	Type of Transaction
Kanata	2015-11-16	133,100	11.6700	Open Market
Kanata	2015-11-17	6,000	11.6600	Open Market
Kanata	2015-11-18	129,700	11.4500	Open Market
Kanata	2015-11-19	27,000	11.4508	Open Market
Kanata	2015-11-20	45,066	11.4515	Open Market
Kanata	2015-11-23	63,734	11.4516	Open Market
Kanata	2015-11-25	23,650	11.4502	Open Market
Kanata	2015-11-25	400,000	11.4000	Open Market
Kanata	2015-11-27	10,200	11.4500	Open Market
Kanata	2015-11-30	56,560	11.4957	Open Market
Kanata	2015-11-30	100,000	11.5373	Open Market

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2016

By:	/s/ Dr. Terence H. Matthews
Name:	Dr. Terence H. Matthews

KANATA RESEARCH PARK CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	Chief Executive Officer

4293711 CANADA INC.

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President, Treasurer & Secretary

WESLEY CLOVER INTERNATIONAL CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President